Mail Stop 4720

November 25, 2009

Randall H. Talbot
President and Chief Executive Officer
Symetra Financial Corporation
777 108th Avenue NE, Suite 1200
Bellevue, WA 98004

>   **Re: Symetra Financial Corporation**
>   **Amendment No. 2 to Form S-1 Filed on November 10, 2009**
>   **File No. 333-162344**

Dear Mr. Talbot:

We have reviewed your amended Form S-1 and response letter each filed on November 10, 2009 in response to our letter dated October 30, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 44

Use of non-GAAP Financial Measures, page 53

1. Please refer to your response to our prior comment number 28. You state "financial impact of the recurring items can fluctuate from period to period". It does not appear that you reasonably believe that it is probable that the financial impact of these items will disappear or become immaterial within a near-term finite period. Please revise the filing to remove all references to these non-GAAP measures. Refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website at http://sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#item10e that we issued on June 13, 2003.

Investments, page 77

Fixed Maturity Securities Credit Quality, page 82

2. Please provide additional disclosure clarifying why you believe no impairment is required for those securities with a NAIC 5 designation.

Business, page 102

Reinsurance, page 123

3. We have reviewed your Group Short Term Disability Reinsurance Agreement and Group Long Term Disability Reinsurance Agreement with Reliance Standard Life Insurance Company filed as Exhibits 10.3 and 10.4, respectively. In your disclosure on pages 123 and 124, however, it appears that you state that UNUM Life Insurance Company of America reinsures the majority of this business. Please revise or advise us accordingly.

Compensation Discussion and Analysis, page 138

Elements of Compensation, page 139

Annual incentive compensation, page 139

4. We have reviewed your response to prior comment 40. Please expand your disclosure on page 140 to disclose the 2008 plan level expenses and your actual expenses for 2008.

5. We have reviewed your response to prior comment 41. Please expand your disclosure on pages 140 and 142 to clarify what was included in the "review of the Company's operating results in relation to competitors." For example, please disclose your specific operating results included in the review, name your competitors that were reviewed and disclose your competitors' results that were compared. Please also clarify how your board of directors used this information in arriving at the determination of the discretionary award level and discretionary payout level.

Sales incentive compensation, page 141

6. We have reviewed your response to prior comment 43. Please expand your disclosure to disclose the 2008 minimum threshold regarding your pre-tax GAAP profit and your actual achievement of 2008 pre-tax GAAP profit.

Certain Relationships and Related Transactions, page 152

7. We have reviewed your response to prior comment 48. Please file copies of the following agreements as exhibits to this registration statement. Alternatively, please revise your disclosure to confirm that the following agreements were on substantially the same terms as those provided to other third parties.
    - Accident and health reinsurance agreement with White Mountains Re America;
    - Coinsurance reinsurance agreement with Wilton Reassurance Company; and
    - Coinsurance reinsurance agreements with General Re Life Corporation.

Principal and Selling Stockholders, page 157

8. We are re-issuing prior comment 50. Please revise the respective footnotes to identify the natural persons who are the beneficial owners of the shares held by each of your beneficial owners of five percent or more of your common stock. Please also identify any director of the registrant that such beneficial owner is affiliated and the affiliation.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: William J. Whelan III, Esq.
        Cravath, Swaine & Moore LLP
        Worldwide Plaza
        825 Eighth Avenue
        New York, NY 10019